SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No.34638; File No. 812-15336

Goldman Sachs Trust II, et al;

June 27, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(c) of the Act.

Summary of Application: The requested exemption would permit a Trust's board of trustees (the "Board") to approve new sub-advisory agreements and material amendments to existing sub-advisory agreements without complying with the in-person meeting requirement of Section 15(c) of the Act.

Applicants: Goldman Sachs Trust II (the "Trust"), Goldman Sachs Asset Management, L.P. ("GSAM"), and Goldman Sachs Asset Management International ("GSAMI").

Filing Dates: The application was filed on May 13, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on July 22, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESS: The Commission: Secretarys-Office@sec.gov. Applicants: Caroline L. Kraus, Goldman Sachs & Co., 200 West Street, 15th Floor, New York, New York 10282, Stephen H. Bier, Esq., Dechert LLP, 1095 Avenue of the Americas, New York, New York, 10036, and Brenden P. Carroll, Dechert LLP, 1900 K Street Northwest, Washington DC, 20006.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated May 13, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson,
Assistant Secretary.